Exhibit 12

CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Year Ended December 31,	2008	2007	2006	2005	2004
	(Dollars in millions)

Income from continuing operations before income taxes	$378	$1,631	$1,731	$1,793	$2,375
Adjustments:
Loss (income) from equity investee	(12)	(5)	1	1	1

Income before income taxes, as adjusted	$366	$1,626	$1,732	$1,794	$2,376

Fixed charges included in income:
Interest expense	$146	$122	$104	$105	$107
Interest portion of rental expense	45	34	34	36	43

	191	156	138	141	150
Interest credited to contractholders	6	7	—	1	446

	$197	$163	$138	$142	$596

Income available for fixed charges (including interest credited to contractholders)	$563	$1,789	$1,870	$1,936	$2,972

Income available for fixed charges (excluding interest credited to contractholders)	$557	$1,782	$1,870	$1,935	$2,526

RATIO OF EARNINGS TO FIXED CHARGES:
Including interest credited to contractholders	2.9	11.0	13.6	13.6	5.0

SUPPLEMENTAL RATIO:
Excluding interest credited to contractholders	2.9	11.4	13.6	13.7	16.8